PLYMOUTH ROCK ANNOUNCES ACQUISITION OF TETRA DRONES

Plymouth, Massachusetts - April 22, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTCQB: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing threat detection and unmanned technologies, is pleased to announce that it has signed a binding LOI to acquire, in whole, Tetra Drones Limited ("Tetra" or "Tetra Drones"), a developer of custom-made, high-performance and niche Unmanned Aircraft Systems (UAS).

The proposed transaction will take the form of a corporate combination whereby PRT will acquire all of the then issued and outstanding shares of Tetra Drones. Tetra has issued and outstanding share capital of 100 ordinary shares held by the sole Shareholder, Mr. Ben Pickard.

The terms of the LOI shall be a binding agreement of the parties. The form and substance of a definitive agreement (the "Definitive Agreement") is to be negotiated on or before April 30, 2021.

Plymouth Rock has agreed to acquire the Tetra Shares for the sum of £350,000 payable in installments and satisfied in cash.

Payment of the Purchase Price will be on the following schedule:

(a) As to 10% of the Purchase Price (£35,000), within seven (7) days after the date the Definitive Agreement has been executed and delivered by all parties thereto (the "Initial Payment");

(b) As to an additional 10% of the Purchase Price (£35,000), within 21 days of the Initial Payment (the "Second Payment");

(c) As to an additional 40% of the Purchase Price (£140,000), within 120 days of the Second Payment (the "Third Payment"); and,

(d) As to the balance of 40% of the Purchase Price (£140,000), within 120 days of the Third Payment.

"Like PRT, Tetra is highly focused on supporting its customers around the world with the most reliable and purposeful products and services for their missions," said Carl Cagliarini, Chief Strategy Officer of PRT. "As we welcome the Tetra team to PRT, we commit to moving forward into a sales phase within the USA and EU. The addition of the team members and facility ties in perfectly with our long-term strategy, which adds a significant expansion to PRT's reach and technical capability," concluded Cagliarini.

"After working closely with the PRT team on recent projects, it became clear that their vision, connections, and focus was something that my team and I wanted to evolve into," stated Ben Pickard, Director and Lead Designer of Tetra Drones Ltd. "Being part of a focused public company also opens many doors that were once closed to Tetra when dealing with certain governments and agencies, as well as an offering a presence and expansion into the US market."

About Tetra Drones

Founded in 2017, Tetra Drones is a private company subsisting under the laws of England and Wales, which carries on the business of producing drones. With in-house manufacturing facilities, they are leading developers of custom-made UAV systems, designed and engineered to suit their customer's project requirements.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

Forward-Looking Statements

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